                                [REDIFF.COM LOGO]

             REDIFF.COM REPORTS FOURTH QUARTER AND YEAR END RESULTS

     The Company also provides guidance for the April-March 2002 fiscal year.

MUMBAI, INDIA, APRIL 19, 2001: Rediff.com India Limited (Nasdaq: REDF), one of India's leading Internet portals focusing on India and the global Indian community, today announced its financial results for the fourth quarter and fiscal year ended March 31, 2001.


                                   HIGHLIGHTS

- Net revenues increased by 113 percent to US$1.5 million compared to quarter ended March 31, 2000.

- Fourth quarter 2001 loss per ADS decreased to US$0.10 compared to US$0.11 for the same period 2000 on a comparable basis.

- Rediffmail subscribers increased 56 percent over last quarter to record 6.4 million as of March 31, 2001.

- Page views for quarter ended March 31, 2001 were 965 million, an increase of 44 percent over quarter ended December 31, 2001.

-    Rediff.com completed acquisition of Value Communications Corporation.

-    Rediff.com entered into agreement to acquire India Abroad Publications.

-    Rediff.com completed its investment in Apnaloan.com.

Ajit Balakrishnan, Chairman and Chief Executive Officer, Rediff.com India Limited stated, "The portal business model is rapidly evolving away from attracting visitors with free services and charging advertisers for access to these visitors to one of providing a broad range of services to consumers, advertisers and e-marketters. These services must be differentiated adequately and be valuable enough for all beneficiaries to pay a just price for them. We are happy to report that through internal efforts and through acquisitions Rediff.com is at the forefront of this evolution".


FINANCIAL RESULTS

Revenues for the fourth quarter ended March 31, 2001 are estimated to be US$1.5 million, representing an increase of 113 percent over the corresponding quarter in the previous year. For the fiscal year ended March 31, 2001, revenues are estimated to be US$5.6 million, representing an increase of 193 percent from the fiscal year ended March 2000.

Net loss per ADS at the EBITDA level for the quarter is 10 cents compared to a loss of 11 cents in the corresponding 2000 quarter on comparable basis.

Net loss stood at US$2.6 million for the quarter ended March 31, 2001 or 10 cents per ADS compared to US$2.9 million for the same quarter last year. For fiscal year ended March 2001, net loss is estimated to be US$6.4m or 25 cents per ADS.


ACQUISITIONS

On March 23, 2001, Rediff completed the acquisition of Value Communications, representing the core of its consumer communications strategy.

Rediff.com completed its investment in Apnaloan.com on March 29, 2001, increasing its equity stake in Apnaloan.com to 19.99 percent. The completion of this investment will allow it to further enhance its Rediff Finance Center, in addition to supplementing the existing revenue line and strengthening its position in the online financial services segment.

The Company is in the process of completing its acquisition of New York-based India Abroad Publications serving the US-South Asian community. This will enable Rediff.com to provide consumers with an online-offline experience and advertisers targeting the affluent US-South Asian community with a great advertising and direct marketing vehicle.


FINANCIAL GUIDANCE FOR THE FISCAL YEAR APRIL 2001-MARCH 2002

In the coming year April 2001-March 2002, the Company sees the business evolving along four clear paths:
1)       Media Services
2)       Consumer Subscription Services
3)       Communication Services
4)       Merchandising Services

1. MEDIA SERVICES: The Company will provide news, information and entertainment services through various combinations of online and offline media and derive revenue from providing access to this audience to advertisers, direct marketers and others.

2. CONSUMER SUBSCRIPTION SERVICES: Consumers have historically paid recurring subscription fees for offline media. In recent years, several offline media companies have been able to successfully extend that equity to their online content. The Company is conceiving and testing various online subscription options and hopes to build revenue over time based on this model.

3. COMMUNICATION SERVICES: Communication services is an important area of revenue potential for Rediff.com worldwide. While the Indian-American consumer already spends on communication services in the US, the category is just opening up to private enterprise in India. The Company believes that the Value Communications e-Commerce platform is a perfect fit with Rediff.com's online content and the Company plans to leverage and extend the synergy between the two companies inside and outside of the US.

4. MERCHANDIZING SERVICES: The Rediff.com e-Shopping platform in conjunction with a consumer base of millions of users is well tested and proven. The Company already offers the Rediff.com Marketplace Platform to several e-Commerce aspirants in India. The Company believes opening of the Indian consumer market in the future will provide new international revenue opportunities from these services.

The Company believes that including anticipated contributions from the subsidiary, Value Communications and from the proposed India Abroad acquisition and the Company's organic growth in India and USA, the Company has provided guidance that revenues for the fiscal year ending March 2002, is estimated to be in the range of US$30 million to US$35 million.


SHAREHOLDER LAWSUIT

The Company has received information that a class-action securities case has been brought against the Company, three of its officers, one of its directors and several of the investment banking firms that served as underwriters of the Company's initial public offering in the United States in June 2000. The complaint alleges that the defendants made misleading statements in the prospectus for the offering and those statements caused injury to the plaintiff class. The Company believes that the complaint is without merit and has retained legal counsel to defend the cases vigorously.


ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals focusing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users. The company also has a U.S. edition of its site, with content relevant to the Indian community in the United States.


CONFERENCE CALL INFORMATION

The Company will hold a conference call, hosted by Ajit Balakrishnan, CEO and Chairman, Nitin Gupta, President and COO, Vinayak Purohit, VP, Finance and Arvind Singh, CEO, Value Communications subsidiary for investors today at 9:00 am Eastern Daylight Time. Investors will be able to listen and participate in the call by dialing a US/HK toll free number shortly before the scheduled start time or they can listen to the call via the web at http://ir.rediff.com. A replay will also be available via the web at http://ir.rediff.com

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with consumer transactions, widespread adoption of the internet, as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.


Company Contact:                    Investor Relations Contact:
Debasis Ghosh                       Sandra Moreno
Rediff.com India Limited            Thomson Financial/Carson
debasisg@rediff.co.in               Sandra.moreno@tfn.com
+91-22-444-9144                     +1-212-701-1867



                                    tables to follow

                               FINANCIAL STATEMENT
                              APRIL 2000-MARCH 2001

                                       YEAR ENDED        QUARTER ENDED
                                        MARCH 31            MARCH 31        QUARTER
                                     -------------      --------------       ENDED
                                      2001    2000       2001     2000   DEC 31 '2000
                                     -----   -----      -----    -----   ------------
                                              ALL FIGURES IN US$ MILLION
REVENUE ( GROSS )                     5.60    1.91       1.51     0.71       1.75
Cost Of Goods Sold                   (0.44)  (0.35)     (0.30)   (0.13)        --
REVENUE ( NET )                       5.16    1.55       1.21     0.58       1.75
Cost Of Revenue                      (2.16)  (0.60)     (0.74)   (0.24)     (0.61)
GROSS MARGIN                          3.00    0.95       0.46     0.35       1.14
Sales & Marketing                    (7.44)  (5.28)     (0.94)   (2.41)     (1.82)
Product Development                  (2.67)  (0.87)     (0.90)   (0.38)     (0.78)
General & administrative             (3.65)  (1.49)     (1.29)   (0.60)     (0.91)
TOTAL OPERATING EXPENSES            (13.76)  (7.64)     (3.13)   (3.39)     (3.52)
EBIDTA                              (10.76)  (6.69)     (2.67)   (3.04)     (2.38)
Depreciation                         (1.04)  (0.23)     (0.35)   (0.12)     (0.26)
Interest Income ( Net )               2.93    0.25       0.70     0.25       1.06
Foreign Exchange Gain/( Loss )        2.62       0      (0.14)       0       0.77
Amortization                         (0.13)      0      (0.13)      --         --
Taxes                                (0.02)      0         --       --      (0.01)
NET LOSS                             (6.39)  (6.67)     (2.59)   (2.91)     (0.82)
Loss Per ADS (In US cents )            (25)    (26)       (10)     (11)        (3)


Note:

- The above financials are subject to audit and whilst no significant changes are anticipated audited numbers could vary from the above.

- The above results include the financials of Think India.com Inc. from 28th Feb to 31st March 2001 and for Value Communications Corporation from 24th March to 31st March 2001.

- Loss per ADS is computed for each period based on the year end equivalent of 25.59 million ADS's.